NO ACT

PE
1-23-12

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025684

Received SEC
MAR 14 2012
Washington, DC 20549

March 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-12

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 23, 2012

Dear Ms. O'Toole:

This is in response to your letter dated January 23, 2012 concerning the shareholder proposal submitted to Goldman by the National Legal and Policy Center. We also have received a letter from the proponent dated February 18, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Peter Flaherty
National Legal and Policy Center
ptflaherty2002@yahoo.com

March 14, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 23, 2012

The proposal requests that the board report on Goldman's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that includes information specified in the proposal.

There appears to be some basis for your view that Goldman may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Goldman's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Goldman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Goldman relies.

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

National Legal and Policy Center
"promoting ethics in public life"

Founded 1991

February 18, 2012

VIA EMAIL: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the National Legal and Policy Center to Goldman Sachs under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the National Legal and Policy Center ("NLPC") in response to a January 23, 2012 request from Goldman Sachs to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

RESPONSE TO GOLDMAN SACHS' CLAIMS

1. The Proposal has already been implemented.

The Proposal has NOT been substantially implemented. Goldman Sachs points to a document posted on its website titled "Goldman Sachs Statement on Policy Engagement and Political Participation." This statement addresses "political participation" and "trade associations," neither of which are the subject of our proposal. Under the section titled "Identification of Public Policy Priorities and Advocacy," there is no reference at all to the central feature of our proposal, namely that the board of directors produce an annual report. The statement itself identifies four "priorities" bullet style, such as "economic growth," that are so vague and general as to be meaningless. It is news to no shareholder that Goldman Sachs favors "economic growth."

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

2. The Proposal deals with ordinary business operations.

The SEC staff has rejected claims in previous years by other companies that identical or similar proposals submitted by this proponent concern ordinary business operations.

3. The proposal duplicates another proposal.

Proponent's proposal for a lobbying priorities report does not duplicate the Needmoor Proposal. Proponent's proposal asks for a report on how Goldman Sachs sets its lobbying priorities, and the business rationale for such a prioritization. The central thrust is how Goldman Sachs attaches *importance* to each. Although the Needmoor Proposal asks for a report disclosing the "Company policy and procedures governing the lobbying of legislators and regulators...," it does not ask for a report on the prioritization of the issues themselves or, importantly, the business rationale for each..

Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Goldman Sachs's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Goldman Sachs and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Goldman Sachs and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Goldman Sachs or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have been timely provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Goldman Sachs's no-action request, please do not hesitate to call me at 703-237-1970.

Sincerely,

Peter Flaherty
President

cc: Beverly L. O'Toole, Managing Director Associate General Counsel, Goldman Sachs, via email

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

January 23, 2012

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of the National Legal and Policy Center

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (together, the "2012 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the National Legal and Policy Center.

The Company believes it may properly omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2012 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the shareholder proponent as notification of the Company's intention to omit the Proposal from the 2012 Proxy Materials.

I. The Proposal

The Proposal reads as follows:

"Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to the shareholders annually on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

Goldman CEO Lloyd Blankfein was a high-profile proponent of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which institutionalizes the 'too big to fail' doctrine. Sponsored by two of the most ethically-challenged members of Congress, Dodd-Frank might be more properly named the Wall Street Protection Act.

Goldman Sachs' management might believe that the 'too big to fail' doctrine is in the interests of the Company because it shifts business risks from shareholders to the public, but this reliance on government has become a flash point of anger for many taxpayers.

During the financial crisis when credit for ordinary people was drying up, Goldman was extended loans through several Federal Reserve lending facilities totaling tens of billions of dollars. According to a July 6, 2011 Bloomberg News story, a unit of Goldman Sachs borrowed $34.5 billion in 2008 under a then-secret Federal Reserve lending program known as single-tranche open-market operations. Goldman received the largest single loan under the program of $15 billion.

Goldman Sachs' also benefitted from TARP, the ban on shorting its stock, and its overnight conversion to a commercial bank. These special privileges have created the impression that Goldman Sachs cannot compete in a marketplace, as further detailed in an August 17, 2011 article by NLPC Associate Fellow Fred N. Sauer titled 'Why Goldman Sachs (and Warren Buffett) Always Win.' See: http:linlpc .org/stories/2011/08/16/fred-sauer-piece-test.

Goldman Sachs is one of the most unpopular institutions in America today. There are reasons for it. Absent a system of reporting on how Goldman Sachs develops and prioritizes its lobbying priorities, shareholders will be unable to evaluate the potential for future miscalculation and damage to the Goldman Sachs brand name."

The full text of the Proposal, supporting statement and all other correspondence with the proponent is attached as Exhibit A.

II. Reasons for Omission

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to (i) Rule 14a-8(i)(10), because the Proposal has already been substantially implemented through the Company's Statement on Policy Engagement and Political Participation, (ii) Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations and (iii) Rule 14a-8(i)(11), because it substantially duplicates another shareholder proposal, which was previously submitted to the Company.

A. The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented by the Company through its Statement on Policy Engagement and Political Participation.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release* No. 12598, [1976-77 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600* (July 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (Jan. 16, 1996). Similarly, the Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded provided that the company has *substantially* implemented it.

The Company provides extensive transparency into its legislative and regulatory public policy advocacy activities through its website disclosure regarding, among other things, the procedures by which the Company develops and prioritizes its advocacy and public policy priorities. This disclosure is included in a detailed statement entitled "Goldman Sachs Statement on Policy Engagement and Political Participation" (the "Statement"), which has been updated effective January 23, 2012 to provide more detailed information on the Company's public policy prioritization process. The Statement, a copy of which is attached hereto as Exhibit B, is posted on the Company's website at http://www2.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/political-activities-statement.pdf. To the extent that the Proposal is read to relate to prioritization of advocacy efforts generally (rather than a specific issue, as discussed in Part II.B), the Company believes that the Statement substantially implements the Proposal in that it achieves the essential objective of the Proposal—i.e., reporting "on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities."

The Proposal states that the report to shareholders should include information on four specific topics. As described below, the Statement responds to and addresses each item of information requested for inclusion in the proposed report. As such, the content of the Statement and its inclusion on the Company's website confirms that the Company's policies, practices and procedures compare favorably with the guidelines of the Proposal.

The first topic requested for inclusion in the proposed report—a description of "the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company"—is addressed in the Statement under the heading, "Identification of Public Policy Priorities and Advocacy." Under this heading, the Statement provides that the Company's staff in the Office of Government Affairs (the "OGA") coordinates the Company's "global public policy priorities" on an ongoing basis with the business unit leadership and the compliance and legal departments of the Company "to identify legislative and regulatory priorities, both regionally and globally." In addition, the OGA "vets overall public policy priorities and related advocacy efforts with senior management."

Second, the Proposal requests that the report to shareholders should "[i]dentify and describe public policy issues of interest to the Company." This feature of the Proposal is implemented by the Statement through the inclusion of a bullet-point list of the Company's principal public policy priorities for 2012 by subject matter.

The fact that this list is identified as specific to 2012 essentially implements the Proposal's request for an annual report identifying policy issues of interest to the Company; the list of priorities, as well as any changes to the process for identification and setting of those priorities, will be updated annually. In addition, as the Statement indicates, the Company's "Board is apprised of and engaged in the policy issues" that the Company focuses on. Thus, as contemplated by the Proposal, the Company's Board of Directors is engaged in the process by which the Company develops its public policy priorities.

Third, the Proposal requests that the report to shareholders should "[p]rioritize the issues by importance to creating shareholder value." The Statement addresses this element of the Proposal by stating that in evaluating and determining public policy priorities, the Company's objective is "prioritizing public policies that will increase shareholder value and contribute to the success of the firm." Indeed, all of the issues highlighted in the Statement as the Company's principal public priorities for 2012 can clearly be viewed as critical to creating and maintaining shareholder value.

Lastly, the Proposal requests that the report to shareholders should "[e]xplain the business rationale for prioritization." To this end, the Statement explains that the Company participates in direct advocacy on those public policy issues that "foster global economic growth, promote financial stability and improve communities and society," all of which, according to the Statement, impact the Company, its clients, capital markets and the general economy. In addition, the Statement specifically states that "[i]n formulating public policy priorities, consideration is given to challenges to [the Company's] current operations and opportunities for expansion."

Accordingly, each element of the Proposal is specifically addressed by the Statement that has been made publically available on the Company's website. When a company's policies, practices and procedures compare favorably with an issue addressed in a shareholder proposal, as is the case here, the company may exclude the shareholder proposal on the basis of Rule 14a-8(i)(10). In this respect, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed each element requested in the proposal. For example, in *General Electric Co.* (Recon. Feb. 24, 2011), the Staff permitted exclusion of a proposal with a resolution that is nearly identical to the one at issue here because the company had revised its website disclosure on its legislative and regulatory public advocacy activities to include a report that similarly addressed each of the elements requested for inclusion in the proposed report. *See also Alcoa Inc.* (Feb. 3, 2009) (proposal requesting a report on global warming where the company had already prepared an environmental sustainability report is excludable under Rule 14a-8(i)(10)); *Caterpillar Inc.* (Mar. 11, 2008) (same); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) (same); *PG&E Corp.* (Mar. 6, 2008) (same).

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (public advocacy activities related to the Company's business and involvement in specific legislative initiatives).

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of the Company's ordinary business operations – in particular, the supporting statement makes clear that the focus of the Proposal is the Company's involvement in the political or legislative process relating to government financial assistance programs. Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations."

According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

Under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See, e.g.*, Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, even if the "resolved" clause in a proposal, standing alone, seems to relate to a broad policy issue, the proposal is excludable when the supporting statement makes clear that the focus is on a particular ordinary business matter. *See, e.g., PepsiCo, Inc.* (Mar. 3, 2011) ("2011 PepsiCo Letter"); *General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia)* (Jan. 10, 2005); *Corrections Corporation of America* (Mar. 15, 2006).

The Company is a global financial services firm providing investment banking, securities and investment management services to a substantial and diversified client base. To promote the best interests of the Company, its shareholders, its clients and the financial markets generally, the Company engages in various public advocacy activities. This Proposal seeks to have the Company report on the details of, and the business rationale for, prioritizing public policy issues of importance to the Company. While the resolution in the Proposal addresses the Company's advocacy activities in a general manner, the supporting statement focuses exclusively on government financial assistance programs, in particular what the supporting statement calls the "too big to fail" doctrine "institutionalized" in the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), and the Company's receipt of government funds during the financial crisis. As such, the Proposal relates to specific legislative and regulatory initiatives and seeks to involve shareholders in a specific policy matter, which are tasks fundamental to running of the Company's business.

As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business and operations." 1998 Release at 86,018. An assessment of and approach to regulatory or legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it is directed at a Company's involvement in the political or legislative process on a *specific issue relating to the Company's business.* For example, in the 2011 PepsiCo Letter, the Staff permitted exclusion of a proposal whose resolution is identical to the one at issue here because "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities," and in *International Business Machines Corp.* (Jan. 21, 2002), the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

Although the text of the Proposal's resolution itself is presented as a request for information on the Company's public policy efforts generally, the supporting statement's extensive references to government financial assistance programs result in the Proposal serving as a referendum on that specific issue, as in the 2011 PepsiCo Letter discussed above. In this respect, the Proposal differs from proposals relating to a Company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). *See, e.g., Archer Daniels Midland Co.* (Aug. 18, 2010) (proposal not excludable because it focused primarily on the

Company's general political activities and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate).

In *Johnson & Johnson* (Feb. 12, 2007), which involved a proposal requesting that the board of directors implement a policy listing all charitable contributions on the Company's websites was excludable notwithstanding its facially neutral language. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), because the supporting statement and two of the seven "Whereas" clauses preceding the resolution centered around contributions to Planned Parenthood and organizations that support abortion and same-sex marriage. Likewise, in *American Home Products Corp.* (Mar. 4, 2002), a facially neutral proposal requested that the board form a committee to study the impact charitable contributions have on the business of the company and its share value. Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because five of the "Whereas" clauses preceding the resolution referenced abortion and organizations that support or perform abortions, the measure was directed toward charitable contributions to a specific type of organization and could, therefore, be excluded under Rule 14a-8(i)(7). Applying the same analysis, in *Schering-Plough Corp.* (Mar. 4, 2002), the Staff concurred in the exclusion of a proposal requesting that the company form a committee to study the impact charitable contributions have on the business of the company and its share value, where each of the five statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood.[1] As is seen through the no-action letters discussed above, the facts, circumstances and evidence surrounding a shareholder proposal, including preambles and supporting statements, can be considered to determine whether a proposal is actually directed towards contributions to *specific types of organizations*. In each of these no-action letters, shareholder proposals (including those that appeared in the resolutions to be facially neutral) were found to be directed toward specific kinds of organizations and therefore were excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business.

The current Proposal is similar. The resolution is worded broadly, but the supporting statement makes clear that the thrust of the Proposal is directed toward the Company's involvement with a specific legislative and regulatory issue – namely, government financial assistance programs. Here the supporting statement relates exclusively to this specific issue.

---

[1] Even though the Proposal is similar to those considered by the Staff in *Wal-Mart Stores, Inc.* (Mar. 29, 2010), *PepsiCo, Inc.* (February 26, 2010) ("PepsiCo 2010") and *JP Morgan Chase & Co.* (Mar. 7, 2008) where the Staff did not concur with the requests for exclusion, the instant Proposal (like the 2011 PepsiCo Letter) is distinguishable because the supporting statements to *Wal-Mart Stores, Inc.*, *PepsiCo 2010* and *JP Morgan Chase & Co.* related to lobbying generally, and did not include a supporting statement focused on just one issue. The focus of the supporting statement on one particular public policy also distinguishes the Proposal from proposals relating to charitable contributions where the supporting statement contained only a brief or isolated reference to specific organizations or types of organizations. *See, e.g., PepsiCo., Inc.* (Mar. 2, 2009) (proposal that the company provide a report disclosing information related to the company's charitable contributions not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (Feb. 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (Jan. 11, 2008) (proposal that the company provide a semi-annual report disclosing the company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)).

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another shareholder proposal, which was previously submitted to the Company.

Rule 14a-8(i)(11) permits a company to exclude from its proxy materials any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Staff has consistently concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See The Procter & Gamble Co.* (Jul. 21, 2009); *JPMorgan Chase & Co.* (Mar. 18, 2009); *Pacific Gas & Electric Co.* (Feb. 1, 1993).

Under Rule 14a-8(i)(11), when a company receives two substantially duplicative proposals the company must include in its proxy materials the proposal it received first unless that proposal may otherwise be excluded. On November 29, 2011, the Company received a delivery via e-mail of a letter containing a proposal (the "Lobbying Proposal") from The Needmor Fund requesting that the Company's board authorize the preparation of a report, updated annually, disclosing the Company's lobbying activities and related procedures and policies. Three days later, on December 2, 2011, the Company received a fax enclosing the Proposal. The fax date and time stamp can be seen in Exhibit A. The resolution included in the Lobbying Proposal, a copy of which is attached as Exhibit C (along with evidence of the date and time of delivery), reads as follows:

Resolved*, the shareholders of The Goldman Sachs Group, Inc. ("Goldman") request the Board authorize the preparation of a report, updated annually, disclosing:*

1. *Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.*

2. *A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.*

3. *Membership in and payments to any tax-exempt organization that writes and endorses model legislation.*

4. *Description of the decision making process and oversight by the management and Board for*

   a. *direct and indirect lobbying contribution or expenditure; and*
   b. *payment for grassroots lobbying expenditure.*

The Proposal and the Lobbying Proposal have the same principal focus—disclosure of the Company's policies, procedures and process related to public policy advocacy activities. The Proposal requests a description of "the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company." Similarly, the Lobbying Proposal requests disclosure of the "Company policy and procedures governing the lobbying of legislators and regulators" as well as a "[d]escription of the decision making process and oversight by the management and Board for" lobbying expenditures.

More broadly, both proposals are designed to advance the need for greater transparency for the Company's lobbying procedures and priorities, and advance the view that such transparency is necessary to ensure accountability to shareholders. Specifically, the Proposal requests that among other things, the report should "[p]rioritize the [public policy] issues by importance to creating shareholder value". Further, the supporting statement to the Proposal states, "[a]bsent a system of reporting on how Goldman Sachs develops and prioritizes its lobbying priorities, shareholders will be unable to evaluate the potential for future miscalculation..." The supporting statement to the Lobbying Proposal makes an almost identical statement, asserting that "[a]bsent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders."

The two proposals similarly focus on the reputational risks associated with advocacy activities. The Proposal indicates that the Company's participation in governmental funding programs has "become a flash point of anger for many taxpayers" and that transparency with regard to advocacy processes and priorities is necessary for shareholders to "evaluate the potential for future miscalculation and damage to the Goldman Sachs brand name." The Lobbying Proposal is similarly concerned with reputational damage from advocacy activities, stating that "public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced" and stating that advocacy activity "can potentially involve the company in controversies posing reputational risks."

The slight differences in terminology and scope between the proposals do not alter the conclusion that the two proposals have the same principal focus and thrust. The Staff has previously permitted exclusion of proposals requesting lobbying-related disclosure on the basis of Rule 14a-8(i)(11) where the proposal and previously submitted proposal, although phrased differently, both sought disclosure related to corporate political activities. *See, e.g., Ford Motor Co. (Lazarus)* (Feb. 15, 2011) (proposal requesting a semi-annual report detailing political contribution expenditures is excludable under Rule 14a-8(i)(11) as substantially duplicative of an earlier proposal requesting publication of an annual report detailing political expenditures in certain major newspapers); *FedEx Corp.* (Jul. 21, 2011) (proposal requesting an annual report and advisory shareholder vote on political contributions is excludable under Rule 14a-8(i)(11) as substantially similar to another proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures). In *General Motors Corp.* (Apr. 5, 2007), the company was permitted to exclude a proposal requesting a report of the company's policies and procedures for political contributions and expenditures as substantially duplicative of a previously submitted proposal requesting the company to publish a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation, even though the subsequently submitted proposal was broader in scope and requested disclosure even of indirect contributions made through trade associations. In this case, while some of the details of the information required in the Proposal and Lobbying Proposal are different, the Proposal is almost entirely subsumed within the Lobbying Proposal.

As previously discussed, the Company received the Lobbying Proposal on November 29, 2011 and received the Proposal on December 2, 2011. The Company intends to include the Lobbying Proposal in its 2012 Proxy Materials. Accordingly, the Company intends to exclude the Proposal as substantially duplicative of the Lobbying Proposal.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials under Rule 14a-8(i)(11).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-357-1584. Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachment

cc: Peter Flaherty, National Legal and Policy Center (pflaherty@nlpc.org;
*** FISMA & OMB Memorandum ***

EXHIBIT A

National Legal and Policy Center

"promoting ethics in public life"

fax cover sheet

TO: JOHN F.W. ROGERS
SECRETARY
GOLDMAN SACHS

FR: PETER FLAHERTY

Pages to follow 4 (not including this page)

107 Park Washington Court • Falls Church, VA 22046
phone 703-237-1970 • fax 703-237-2090

National Legal and Policy Center
"promoting ethics in public life"

December 2, 2011

Mr. John F. W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street
30th Floor
New York, NY 10004

VIA FAX 212-428-9103

Dear Mr. Rogers:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Goldman Sachs ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 27 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the afore-mentioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a Lobbying Priorities Report.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Lobbying Priorities Report
Letter from Fidelity

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Lobbying Priorities Report

Whereas:

Goldman Sachs' primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders annually on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

Statement of Support:

Goldman CEO Lloyd Blankfein was a high-profile proponent of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which institutionalizes the "too big to fail" doctrine. Sponsored by two of the most ethically-challenged members of Congress, Dodd-Frank might be more properly named the Wall Street Protection Act.

Goldman Sachs' management might believe that the "too big to fail" doctrine is in the interests of the Company because it shifts business risks from shareholders to the public, but this reliance on government has become a flash point of anger for many taxpayers.

During the financial crisis when credit for ordinary people was drying up, Goldman was extended loans through several Federal Reserve lending facilities totaling tens of billions of dollars. According to a July 6, 2011 Bloomberg News story, a unit of Goldman Sachs borrowed $34.5 billion in 2008 under a then-secret Federal Reserve lending program known as single-tranche open-market operations. Goldman received the largest single loan under the program of $15 billion.

Goldman Sachs' also benefitted from TARP, the ban on shorting its stock, and its overnight conversion to a commercial bank. These special privileges have created the impression that Goldman Sachs cannot compete in a marketplace, as further detailed in an August 17, 2011 article by NLPC Associate Fellow Fred N. Sauer titled "Why

Goldman Sachs (and Warren Buffett) Always Win." See:
http://nlpc.org/stories/2011/08/16/fred-sauer-piece-test.

Goldman Sachs is one of the most unpopular institutions in America today. There are reasons for it. Absent a system of reporting on how Goldman Sachs develops and prioritizes its lobbying priorities, shareholders will be unable to evaluate the potential for future miscalculation and damage to the Goldman Sachs brand name.

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

November 22, 2011

National Legal and Policy Center
Attn: Peter Flaherty
Fax number: 703-237-2090

Dear Mr. Flaherty:

This letter is in response to the correspondence received on November 18, 2011. It was regarding your inquiry about Fidelity Brokerage Account number ending in registered to the National Legal and Policy Center.

This is to confirm that the following positions have been continuously held in account number ending in for a period of more than one year; Coca Cola (KO), Goldman Sachs (GS), Home Depot (HD), JP Morgan Chase (JPM), Pepsico Inc. (PEP), Pfizer (PFE), and Walmart (WMT).

I hope you find this information helpful. If you have any questions regarding this issue, please contact me at 800-800-6890: Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual extension; when prompted enter my 5 digit extension 27936. I can be reached Monday through Friday from 9:00 AM to 5:30 PM EST. For any other issues or general inquiries regarding your account, please contact a Fidelity Representative at 800-544-6666 for assistance. I appreciate your business.

Sincerely,

Peter Zaitzevsky
Client Service Specialist

Our File: W261588-18NOV11

From:	O'Toole, Beverly L [Legal]
Sent:	Friday, December 09
To:	'pflaherty@nlpc.org'; *** FISMA & OMB Memorandum ***
Subject:	Correspondence fro
Importance:	High

Peter – sorry for attached formal letter regarding what we still need regarding NLPC's GS stock ownership but you know the drill!

Call me if you have any questions. Have a good weekend,

Bev O'Toole

2011-12-9
ficiency Notice.PD

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, New York 10282-2198
telephone: 212-357-1584
facsimile: 212-428-9103

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 9, 2011

Via Email

Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046
pflaherty@nlpc.org;

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Peter:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 in connection with the shareholder proposal you submitted to and received by Goldman Sachs on December 2, 2011. Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural and eligibility deficiency with respect to the proposal.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

Goldman Sachs' stock records do not indicate that you are the record owner of any shares of common stock. Further, the Fidelity letter sent with the proposal does not provide sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted.

For this reason, we believe that the proposal may be excluded from our proxy statement for our upcoming 2012 annual meeting of shareholders unless this deficiency is cured within 14 calendar days of your receipt of this letter.

To remedy this deficiency, you must provide sufficient proof of ownership of the requisite number of shares of Goldman Sachs common stock as of December 2, 2011, the date the proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of December 2, 2011, you continuously held the requisite number of shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If you hold shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require you to provide two proof of ownership statements – one from your bank, broker or other securities intermediary confirming your ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. We urge you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached a copy of Rule 14a-8 to this letter for your reference.

If you have any questions with respect to the foregoing, please contact me at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to beverly.otoole@gs.com or by facsimile to (212) 428-9103.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole
Assistant Secretary

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4

or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with

respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a–8 and provide you with a copy under Question 10 below, § 240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EFFECTIVE DATE NOTE: At 76 FR 6045, Feb. 2, 2011, §240.14a-8 was amended by adding a note to paragraph (i)(10), effective April 4, 2011. For the convenience of the user, the added text is set forth as follows:

§240.14a-8 Shareholder proposals.

* * * * *

(i) * * *

(10) * * *

NOTE TO PARAGRAPH (I)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

* * * * *

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 19(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

§240.14a-10 Prohibition of certain solicitations.

No person making a solicitation which is subject to §§240.14a-1 to 240.14a-10 shall solicit:

(a) Any undated or postdated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[17 FR 11434, Dec. 18, 1952]

§240.14a-12 Solicitation before furnishing a proxy statement.

(a) Notwithstanding the provisions of §240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of §240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§240.14a-101)) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

December 09, 2011

Corporate Secretary
Goldman Sachs Group Inc.

To whom it may concern:

This letter is in response to the correspondence received on December 8, 2011. It was regarding the Goldman Sachs Group Inc. (GS) shares held by the National Legal and Policy Center.

This is to confirm that Fidelity Investments has held 27.000 shares of Goldman Sachs Group Inc. (GS) beneficially for the National Legal and Policy Center since June 13, 2008.

Per Peter Flaherty, the National Legal and Policy Center is a proponent of a shareholder proposal submitted to the company in accordance with rule 14(a)-8 of the Securities and Exchange Act of 1934.

I hope you find this information helpful. If you have any questions regarding this issue, please contact me at 800-800-6890: Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual extension; when prompted enter my 5 digit extension 27936. I can be reached Monday through Friday from 9:00 AM to 5:30 PM EST. I appreciate your business.

Sincerely,

Peter Zaitzevsky
Client Service Specialist

Our File: W168963-09DEC11

EXHIBIT B

Goldman Sachs Statement on Policy Engagement and Political Participation

Goldman Sachs' ability to generate returns for shareholders is highly dependent on the business environment in which we operate. As a participant in the financial services industry, we are subject to extensive regulation worldwide. As such, we believe that it is our responsibility to understand the regulatory and political environments in which we have a presence, and to advocate policies that foster global economic growth, promote financial stability and improve communities and society.

We believe these advocacy efforts are in our shareholders' best interests, as well as the interests of the broader marketplace. We seek to be a constructive voice in the global financial regulatory reform process and work with regulators and other relevant parties to strengthen the financial system and reduce systemic risk, and to support dynamic, healthy capital markets, entrepreneurship and innovation.

Our ability to participate in the public policy arena is subject to robust regulation at both the federal and state levels; Goldman Sachs has policies and procedures to ensure that the firm is in compliance with all relevant laws, rules and regulations. In addition, our Board is apprised of and engaged in the policy issues we focus on and our efforts in this regard.

Political Participation

Goldman Sachs has policies and procedures governing the political activities of the firm, our political action committee and our employees.

Under United States federal law, Goldman Sachs may not contribute corporate funds or make in-kind contributions to candidates for federal office or to national party committees. In addition to federal limits on corporate political action, our political giving at the state and local level in the United States is governed by Municipal Securities Rulemaking Board Rule G-37, SEC Rule 206(4)-5 and applicable state and local restrictions.

Goldman Sachs does not make any political contributions in the United States from corporate funds, including contributions to so-called Section 527 entities. We have also voluntarily elected not to spend corporate funds directly on independent expenditures, including electioneering communications, despite the Supreme Court's decision in *Citizens United* entitling corporations to make such expenditures.

Goldman Sachs does not directly support or oppose ballot initiatives. Goldman Sachs, however, could support or oppose ballot initiatives in the future if the initiative would materially and directly impact the interests of the firm and our shareholders. In such instances, we are committed to publicly disclosing our support.

In accordance with our internal policies, Goldman Sachs employees in the United States are required to submit for review all proposed political contributions (including contributions relating to ballot initiatives) to determine if they are consistent with our policies. Staff in the Office of Government Affairs ("OGA"), Compliance and Legal departments is responsible for the review and approval process.

Goldman Sachs maintains a federal political action committee, which is registered with the Federal Election Commission (the "GS PAC"). The GS PAC is funded in accordance with applicable federal and state law on a voluntary basis by employees of Goldman Sachs and makes contributions on a bipartisan basis in accordance with our contribution policies and in support of our public policy goals. Corporate funds are not contributed to the GS PAC. As required by law, all political contributions accepted or made by the GS PAC are reported to the Federal Election Commission and are publicly available. Goldman Sachs does not maintain state level PACs that make contributions to state and local candidates.

Policy Engagement

Identification of Public Policy Priorities and Advocacy

Goldman Sachs participates in direct advocacy on certain public policy issues that we believe foster global economic growth, promote financial stability and improve communities and society, all of which impact our firm, our clients, capital markets and the general economy.

Staff in OGA is responsible for coordinating our global public policy priorities. OGA coordinates on an ongoing basis with our business unit leadership and our Compliance and Legal departments to identify legislative and regulatory priorities, both regionally and globally. OGA vets overall public policy priorities and related advocacy efforts with senior management. In formulating public policy priorities, consideration is given to challenges to our current operations and opportunities for expansion, with a goal of prioritizing public policies that will increase shareholder value and contribute to the success of the firm.

For 2012, our principal public policy priorities are:

- Economic growth – innovation, systemic risk, human capital and employment, taxation, energy, infrastructure improvement and trade promotion
- Robust and liquid capital markets – implementation of financial regulatory reform, market structure regulation, the harmonization of global regulation and policies affecting the financial services industry, including accounting and risk management
- Market access – Bi-lateral and multilateral trade agreements
- Risks and opportunities of emerging markets

All federal lobbying costs and the issues to which they relate are disclosed in the United States under the Lobbying Disclosure Act, which requires that we file reports on a quarterly basis with the United States Congress; these reports are publicly available at
http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm

As part of our advocacy program, we may inform our employees, shareholders or vendors/suppliers of legislation or regulation that may impact their interests. We have not structured or facilitated any active "grassroots lobbying" efforts to date; however, if we do so, we commit to publicly disclosing related expenditures as part of the reports we file under the Lobbying Disclosure Act.

Trade Associations

As part of our engagement in the public policy process, we participate in a number of trade organizations and industry groups, such as the Securities Industry Financial Markets Association (SIFMA), Council of Institutional Investors (CII) and American Bankers Association (ABA).

We make payments to these organizations and groups, including membership fees and dues. We instruct these organizations and groups not to use our funds for any election-related activity at the federal, state or local levels, including contributions and expenditures (including independent expenditures) in support of, or opposition to, any candidate for any office, ballot initiative campaign, political party, committee, or PAC.

Staff in the OGA, Compliance and Legal departments reviews and approves these memberships to ensure that they are consistent with our public policy objectives; however, because these associations are supported by, and represent, many other companies and groups, there may be instances where an association's positions on certain issues may diverge from our views.

A comprehensive report on our memberships, including membership fees and dues paid in excess of $30,000, is reviewed by our Executive Vice President, Chief of Staff and Secretary to the Board and by our Board's Corporate Governance and Nominating Committee on an annual basis. Dues attributable to

lobbying by *United States trade associations* are included in the quarterly reports we file pursuant to the Lobbying Disclosure Act, which are available at
http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm

EXHIBIT C

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Tuesday, November 29, 2011 2:29 PM
To: denise.iosue@gs.com
Cc: Holmes, Dane [EO]; Joffe, Bess [EO]; *** FISMA & OMB Memorandum *** O'Toole, Beverly L [Legal]
Subject: FW: Re: Goldman Sachs - Needmor Cover Letter and Lobbying Resolution

Greetings John,

I enclose a letter and resolution on behalf of our client the Needmor Fund seeking further disclosure by Goldman Sachs of the company's lobbying expenditures and oversight. We have begun a helpful dialogue with Dane and Bess which we look forward to continuing. Tim

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com

THE NEEDMOR FUND

November 29, 2011

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Needmor Fund holds 100 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Furthermore we believe that lobbying disclosure is an important part of good governance.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and have been a continuous shareholder for more than one year of $2,000 worth of Goldman Sachs stock and will continue to hold $2,000 market value of the requisite number of Goldman Sachs shares. We will be pleased to provide proof of ownership upon request from our sub-custodian, a DTC participant.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl.

The Needmor Fund

*** FISMA & OMB Memorandum ***

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Goldman's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of The Goldman Sachs Group, Inc. ("Goldman")request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders. For example, Goldman's contributions to a Chamber of Commerce foundation critical of federal regulation drew negative publicity ("Top Corporations Aid U.S. Chamber of Commerce Campaign,"*New York Times*, October 21, 2010).

Goldman spent approximately $7.44 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports(*U.S. Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

Such expenditures and contributions can potentially involve the company in controversies posing reputational risks.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

The Wealth Management Group
50 South LaSalle Street
Chicago, Illinois 60603
(312) 444 3274

Northern Trust

November 29, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Walden Asset Management as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 100 shares of **Goldman Sachs Group Inc. (cusip #38141G104).** We confirm that The Needmor Fund has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs Group Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Jean Bianchi

Jean Bianchi
Senior Account Administrator
& Second Vice President